Exhibit 99.3

PRESENTATION TO

Special Committee of Magna International Inc.

Project Raven

Final Report

May 5, 2010

CIBC

Confidential Draft – For Discussion Purposes

Table of Contents

I. Executive Summary

II. Share Conversion Precedents

III. Peer Benchmarking Review

IV. Historical Market Valuation

V. Shareholder Analysis

VI. Review of Proposal

CIBC

All Figures in US$ and All Public Trading Values as at May 4, 2010 Unless Otherwise Indicated

Confidential Draft – For Discussion Purposes

Disclaimer

This confidential presentation has been prepared by CIBC World Markets Inc. (“CIBC”), exclusively for the benefit and internal use of the Special Committee of the Board of Directors of Magna International Inc. (the “Company”), pursuant to an engagement letter (the “Engagement Letter”) made between CIBC and the Company. This presentation is subject to the assumptions, limitations and qualifications contained in the Engagement Letter.

In preparing this presentation, CIBC has relied without any independent verification on information provided by the Company or that is publicly available. The information and any analyses in this presentation reflect prevailing conditions and our views as of this date, all of which are subject to change. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters or the sufficiency of this presentation for your purposes.

This printed presentation is incomplete without reference to the oral presentation, discussion and any related written materials that supplement it.

This presentation is not intended to constitute a “report, statement or opinion of an expert” for purposes of any securities legislation in Canada. These materials are confidential and are intended solely for your benefit and for your internal use only and may not be reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without obtaining the prior written consent of CIBC in each specific instance.

CIBC employees are prohibited from offering to change or otherwise influence any research report, rating or price target to any company as inducement for the receipt of any business or compensation.

CIBC is a wholly-owned subsidiary of Canadian Imperial Bank of Commerce and a part of Canadian Imperial Bank of Commerce’s wholesale banking arm, which also includes CIBC’s affiliates: CIBC World Markets Corp., CIBC World Markets plc, CIBC World Markets Securities Ireland Limited, CIBC Australia Ltd, and CIBC World Markets (Japan) Inc.

CIBC

Confidential Draft – For Discussion Purposes

I. Executive Summary

Introduction

CIBC World Markets Inc. (“CIBC”) is pleased to meet with the special committee (“Special Committee”) of the Board of Directors (the “Board”) of Magna International Inc. (“Magna” or the “Company”) to discuss the Project Raven Proposal (the “Proposal”)

We have undertaken a review of precedent dual-class share reorganizations

Assessment of post-reorganization dilution to subordinate voting shareholders

Examination of post-announcement market reaction including share price performance and research analyst commentary

We developed and completed a benchmarking analysis of Magna against its peer group

Review of historical operating performance and key financial metrics

Identified key comparables which we have focused on in our analysis

We have analyzed the Company’s historical trading valuation versus its peers to assess the magnitude of Magna’s valuation discount over time

In addition, we have examined equity research to determine key valuation parameters and assess the Company’s relative valuation versus the peer group

Reviewed current research to assess analysts’ methodology used in setting target prices

Reviewed historical Magna equity research dating back to 1998 to evaluate market sentiment on relative valuation and key factors influencing the Company’s trading value

We have reviewed Magna’s shareholder base and compared it to the shareholder bases of its peers

We have conducted a review of the Proposal and its pro forma impact on shareholders

Includes sensitivity analysis of the proposed terms and pro forma trading multiple, as well as qualitative considerations

We have not prepared a fairness opinion, adequacy opinion or formal valuation concerning the Proposal

CIBC

Confidential Draft – For Discussion Purposes 1

I. Executive Summary

Our Understanding of the Proposal

CIBC understands that the Company is proposing to enter into an agreement (the “Transaction Agreement”) with Stronach Trust and 447 Holdings Inc., pursuant to which the holders of the Company’s outstanding Class A Subordinate Voting Shares (“Class A Shares”) will be provided with the opportunity to vote on the Proposal

Subject to obtaining approval by holders of the Class A Shares and the other conditions set forth in the Transaction Agreement:

The Class B shares would be exchanged for a total of 9 million Class A shares and a cash payment of C$300 million

The Company’s existing consulting agreements with certain companies controlled by or affiliated with Magna’s Chairman would be amended, such that fees would be paid to those companies according to a sliding scale (% of pro forma pre-tax profits before profit sharing) for a 41/2 year term starting on July 1, 2010

H2-2010: 3.00%

2011: 2.75%

2012: 2.50%

2013: 2.25%

2014: 2.00%

Frank Stronach would not step down as Chairman post reorganization

Potential establishment of a separate joint venture for E-Car initiative

Capital contributions from the Stronach Trust and Magna would be $80 million and $220 million, respectively, with proportional economic interest

The joint venture would initially be structured as a partnership with Magna having two of the five board seats

CIBC

Confidential Draft – For Discussion Purposes 2

I. Executive Summary

Our Understanding of the Proposal (Cont’d)

All material facts relating to the Proposal would be disclosed in a management proxy circular that will be mailed to holders of Class A Shares in connection with a special meeting to approve the Proposal

The Transaction Agreement does not limit the ability of the Company’s Board of Directors to respond to any alternatives to the Proposal or require the Company to pay any break fee in the event that the Proposal is not completed

CIBC

Confidential Draft – For Discussion Purposes 3

I. Executive Summary

Summary Observations

Precedent Reorganizations

Benchmarking Analysis

Historical Valuation & Market Valuation Parameters

Additional Considerations

Precedent dual class share reorganizations have been well received by the market – positive share price reactions generally

There have been 15 precedent share class reorganizations which we have reviewed

Dilution to the subordinate voting shareholders ranged from 0 to 3.04% with an average of 0.89%

8 of the last 10 share class reorganizations have occurred at no premium

Research analysts viewed reorganizations positively with many expecting companies to reduce or potentially eliminate pre-reorganization trading discounts

The proposed terms of the Proposal would result in a much higher level of dilution (11.4%) to the subordinate voting shareholders than in any of the precedents (0-3%)

Magna is one of the largest tier one auto suppliers in the world

Magna’s financial performance has been strong over the years

Revenue growth in line with best in class peers (JCI, BorgWarner)

Growth in profitability (EBITDA, net income) below sector leaders but above TRW, Lear and American Axle

Magna has experienced margin pressures and profit margins and ROCE are forecast to be below the peer group for 2010E based on analyst consensus

Magna’s exposure to the Big Three has declined over time and now represents less than 50% of total revenue, although exposure is still above BorgWarner, JCI, TRW and Lear

Magna continues to operate with a significant cash balance while peers have greater leverage

The majority of research analysts rely on EV/EBITDA multiples in deriving price targets

Magna has historically traded at a discount to its peers based on EV/EBITDA

On a forward basis, Magna traded at a 1.4x discount to its key U.S. peer group1 between 2001 and 20072 and a 0.2x discount to Linamar over the same period

Currently trading at a 1.9x discount to its key U.S. peers and a 0.9x discount to Linamar on a forward basis

The analyst community has historically discounted Magna’s valuation for a number of reasons, including: corporate governance and multi-voting share structure concerns, inefficient capital structure, investments in non-automotive operations, Big Three concentration and concerns regarding compensation levels / the consulting arrangement with the Chairman

Based on where Magna is currently trading relative to its peer group, there is potential for multiple expansion to occur following completion of a reorganization, however, the quantum, timing and duration of any improved trading performance is difficult to predict

Given the level of shareholder dilution with respect to the Proposal relative to the precedents, there is potential for significant negative reaction from shareholders

Although the Transaction Agreement places completion of the Proposal in the hands of the holders of the Class A Shares, given the size of the payment to Stronach Trust the terms of the Proposal will be controversial

CIBC

1 Comprised of BorgWarner, Johnson Controls, Lear, TRW Automotive, and American Axle.

2 We have excluded 2008 and 2009 given the unprecedented downturn in the auto sector and the lack of profitability of most of the peers during this timeframe.

Confidential Draft – For Discussion Purposes 4

II. Share Conversion Precedents

Summary of Share Conversion Precedents

We have examined a number of precedents for conversion to a single class share structure

In total, we have analyzed 15 dual class share reorganization precedents

Overall share dilution averaged 0.89% for all the precedents and 1.28% for those with coattails

For all precedents where a premium was offered, the average dilution was 1.91%

For precedents where a premium was offered and there were no coattails, the average dilution was 2.14%

The multi-voting shares’ economic interest in the case of Magna is at the low end of precedents while the 66% voting control afforded to these shares is high as a multiple of economic ownership

Research analysts expected an improvement in valuation and trading liquidity following the announcement of the precedent share reorganizations

The average 1-day share price impact was +2.9%, with reorganizations generally viewed favourably by the market

Longer-term share price performance was mostly positive with the majority seeing improvements in both 10-day and 3-month performance

Precedents demonstrated improved trading liquidity with average daily volume improving 26%1 1-year post announcement compared to the 1-year period pre-announcement

Theme Observations

Valuation

For a number of precedents, shares had been undervalued by the market prior to reorganization

Expectation for improved share price performance and valuation

Elimination of discount related to dual class share structure

Overriding expectation that transactions were positive for subordinate voting shareholders

Liquidity

Limited investor interest and liquidity in a number of companies pre-reorganization despite strong operating performance

Enhanced liquidity and simplification of share structure would be positive for shareholders

Expectation of potential to broaden shareholder base

1 Excludes Sino-Forest.

CIBC

Confidential Draft – For Discussion Purposes

II. Share Conversion Precedents

Select Share Conversion Precedents – Market Commentary

Company Commentary

Pre-Announcement Post-Announcement

“Given the impressive production profile, we believe Goldcorp deserves a premium to the group average.”

“…shares have been undervalued as a result of the share structure and execution risk associated with the start-up of the Red Lake Mine.”

“…this structure is very likely to be approved and therefore the share valuation should improve in the very near future.”

“All holders of Goldcorp are likely to receive a significant gain on the order of 25% over the previous day’s close as a result of this restructuring.”

“The tradeoff of a 2.9% share dilution for a likely takeover premium is seen as a good one.”

“Sherritt shares currently trade at 7.7x 2004E EPS, 2.6x 2004E CFPS and a 46% discount to our 10% DCF NAV of $10.31 per share, which is significantly cheaper than its nickel peer group of Inco, Falconbridge and Lionore. Excluding Sherritt, the averages are 15.5x 2004E EPS, 8.6x 2004E CFPS and a 48% premium to 10% DCF NAV or NPV. Trading at 4.1x 2004E EV/EBITDA compared with the 6.0x average for peer group.”

“…provides shareholders with voting rights in selecting board members, the dividend policy, etc., and should be positive for the shares.”

“Canam continues to trade at a sizable discount to its peers.”

“While Canam still has some work to do to achieve a valuation similar to its peers …we believe that management has shown that it is committed to its restructuring plan and therefore we do not believe that the current discount valuation is warranted.”

“…eliminate the dual class share structure’s discount and potentially widen the shareholder base, possibly translating into higher valuation multiples.”

“…existence of multi-voting shares has historically placed downward pressure on the stock price.”

“While the valuation gap between Canam and its competitors/comparables has started to narrow, Canam’s discount valuation remains. We expect to see this gap continue to narrow.”

“MDCA currently trades at a 26% discount to peer group based on FY’05 EBITDA projections.”

“This move should lower the multiple discount MDC has relative to its peers, who trade in 10x EBITDA range”

“Considering the momentum behind Gildan’s earnings we are perplexed with the particularly low PEG of 0.4 versus the PEG of 1.42 for a comparable group of companies.”

“…will help to expand the potential investor base and potentially lead to higher valuation multiples.”

“We view this move very positively from a corporate governance perspective and suggest the stock could see a multiple expansion as a result.”

“When compared to its peers the stock is cheap based on TTM and forward P/E ratios, but fairly valued based on PEG ratios.”

“We think that this announcement will be beneficial to shareholders and provide positive momentum to share price.”

“The enhanced liquidity and simplification of share structure would be positive for both classes of shareholders.”

CIBC

Confidential Draft – For Discussion Purposes

goldcorp inc.

sherritt

CANAM GROUP

MDC PARTNERS

GILDAN

MDS

II. Share Conversion Precedents

Premium for Conversion to Single Class Structure

- The average dilution to shareholders in the precedents is 0.89%, or 1.28% for conversions involving issuers without coattails
- There were no sunset provisions on the dual class share structure in the precedents, with the exception of Sherritt[1]

Share Conversion Precedents

Announce Date	Company	Coattail	Market Cap. (C$MM)	Premium MV / SV Offer	# of Mult. Votes	Multi-Vote Econ. %	Multi-Vote Voting %	Multi-Vote Voting / Econ.	Shares Outstanding Sub-Voting	Shares Outstanding Mult-Voting	Pre-Trans. Total O/S Shares	Additional Shares Issued to Voting	% Share Dilution[3]	Shareholder Vote
Dual Class Share Reorganizations - Collapse of Dual Class Share Structure														
31-May-06	Extendicare	No	$1,844	7.5%	10	17.1%	67.3%	3.9x	57.1	11.8	68.9	0.9	1.28%	Yes
14-Mar-06	Canam Group	Yes	$430	343.4%	5	0.9%[2]	42.6%	48.6x	47.1	7.0	54.1	1.4	3.04%	Yes
13-Dec-05	CoolBrands	Yes	$50	0.0%	10	10.7%	54.6%	5.1x	50.0	6.0	56.1	0.0	0.00%	Yes
13-Sep-05	ProMetic Life Sciences	Yes	$51	0.0%	10	10.1%	52.8%	5.2x	116.5	13.0	129.5	0.0	0.00%	Yes
31-Mar-05	Diaz Resources	Yes	$41	0.0%	25	10.0%	73.5%	7.4x	53.8	6.0	59.8	0.0	0.00%	Yes
26-Feb-04	MDC Partners	Yes	$365	0.0%	20	2.4%	32.7%	13.8x	18.6	0.5	19.0	0.0	0.00%	No
03-Feb-04	Gildan	Yes	$590	0.0%	8	20.6%	67.5%	3.3x	23.4	6.1	29.5	0.0	0.00%	No
11-Dec-03	Sherritt	No	$800	0.0%	N/A	0.0%	0.0%	0.0x	131.2	0.0	131.2	0.0	0.00%	No
17-Oct-03	Sino-Forest	Yes	$277	0.0%	5	6.7%	26.3%	3.9x	84.2	6.0	90.2	0.0	0.00%	No
07-May-03	Sceptre	No	$64	0.0%	A's No Vote	0.1%	100.0%	1507.3x	13.6	0.0	13.6	0.0	0.00%	Yes
02-Aug-00	Goldcorp	No	$728	42.0%	10	6.9%	42.6%	6.2x	74.5	5.5	80.0	2.3	2.90%	Yes
23-Dec-99	MDS Inc.	Yes	$1,682	5.0%	B's No Vote	20.7%	100.0%	4.8x	47.3	12.3	59.6	0.6	1.03%	Yes
16-Jun-97	Laidlaw	No	$6,066	15.0%	B's No Vote	14.8%	100.0%	6.7x	273.7	47.6	321.3	7.1	2.22%	Yes
12-Aug-96	Agra	Yes	$223	5.0%	B's No Vote	15.6%	100.0%	N/A	17.8	3.3	21.1	0.2	0.78%	Yes
12-Dec-94	Slater	Yes	$112	10.0%	B's No Vote	20.9%	100.0%	N/A	9.1	2.4	11.5	0.2	2.09%	Yes
Mean				**28.5%**									**0.89%**	
Mean (Ex. Share Reorgs. with Coattails)				**12.9%**									**1.28%**	
Mean (Ex. Share Reorgs. with No Premium)				**61.1%**									**1.91%**	
Mean (Ex. Share Reorgs. with No Premium & with Coattails)				**21.5%**									**2.14%**	
N/A	**Magna Proposal**	**No**	**$7,379**	**1,768.4%**	**300.0**	**0.6%**	**66.1%**	**102.4x**	**111.9**	**0.7**	**112.7**	**12.9**[4]	**11.41%**	

CIBC

[1] The rights associated with the Multiple Voting Shares to elect a majority of the board were set to expire on Nov. 24, 2005.
[2] Mr. Dutil, Chairman and CEO, also owned another ~20% economic interest through holdings of Class A subordinate voting shares pre-conversion.
[3] % share dilution is calculated as the number of additional shares issued to the multi-voting class divided by the pre-transaction total outstanding shares.
[4] Based on 8.3 million incremental shares issued plus C$300 million of cash payment divided by the current share price.

7

Confidential Draft – For Discussion Purposes

II. Share Conversion Precedents

Collapse of Dual-Class Share Structure – Share Price Reaction

The average 1-day share price impact was +2.9%, with all reorganization announcements having a positive share price reaction (except Extendicare)

Longer-term share price impacts were mostly positive for the reorganizations

Most of the reorganizations also outperformed their relevant indices three months post announcement

1-Day Price Impact

Goldcorp 8.4% Sino-Forest 7.5% Sceptre 7.4% Canam Group 5.9% ProMetic Life Sciences 4.3% Sherritt 4.1% MDS Inc. 2.0% CoolBrands 1.9% MDC Partners 1.7% Diaz Resources 1.4% Laidlaw 1.3% Gildan 0.9% Slater 0.0% Extendicare (6.3)%

Average: 2.9%

10-Day Price Impact

Sceptre 29.8% MDS Inc. 19.4% Goldcorp 18.0% Sherritt 17.0% Canam Group 15.5% CoolBrands 14.9% MDC Partners 12.5% Gildan 9.8% Sino-Forest 5.5% Slater 5.0% Laidlaw 1.1% Diaz Resources (1.4)% Extendicare (10.4)% ProMetic Life Sciences (12.8)%

Average: 8.8%

3-Month Price Impact vs. Relevant Index

Sino-Forest 58.3% S&P/TSX Materials 9.2% MDS Inc. 54.2% S&P/TSX Healthcare 15.2% Sceptre 32.1% S&P/TSX Financials 4.7% Slater 22.5% S&P/TSX Steel 0.0% Sherritt 21.1% S&P/TSX Metals & Mining 0.1% Laidlaw 13.5% S&P/TSX Transportation 13.2%

Canam Group 13.3% S&P/TSX Building Products 11.9% CoolBrands 3.4% S&P/TSX Consumer Discretionary 8.6%

Goldcorp 2.8% S&P/TSX Metals & Mining (4.0)%

Gildan 1.4% S&P/TSX Retail 1.8% Diaz Resources 0.0% S&P/TSX Materials (0.9)% Extendicare (12.3)% S&P/TSX REIT 1.8%

MDC Partners (13.7)% S&P/TSX Media 2.1% ProMetic Life Sciences (21.3)% S&P/TSX Healthcare (3.3)%

Average: 12.5%

CIBC

Confidential Draft – For Discussion Purposes

II. Share Conversion Precedents

Post-Announcement Trading Liquidity

- The public float of the share conversion precedents increased by an average of 7.9%[1]
- The average daily trading volume[1] increased by 30%, 21%, and 26% for the 3-month, 6-month, and 1-year period post announcement, respectively, compared to that for the 1-year period pre-announcement

Post-Announcement Trading Liquidity

		Public Float of Subordinated Voting Shares (millions)			Average Daily Volume (000's)						
					Pre-Reorg.	Post-Reorg.			Post-Reorg. (% Change)		
Announced Date	Company	Pre-Reorg.	Post-Reorg.	% Change[2]	1-Yr.	3-Mths.	6-Mths.	1-Yr.	3-Mths.	6-Mths.	1-Yr.
31-May-06	Extendicare	57	61	6.6%	307	341	463	406	11%	51%	32%
14-Mar-06	Canam Group	37	37	0.0%	81	157	109	98	94%	34%	21%
13-Dec-05	CoolBrands	50	50	0.1%	388	101	176	286	(74)%	(55)%	(26)%
13-Sep-05	ProMetic Life Sciences	116	116	0.0%	146	246	187	140	69%	28%	(4)%
31-Mar-05	Diaz Resources	36	37	4.7%	128	98	129	147	(24)%	0%	14%
26-Feb-04	MDC Partners	15	15	0.0%	109	150	111	84	37%	2%	(23)%
3-Feb-04	Gildan	23	24	2.5%	381	288	438	489	(24)%	15%	28%
11-Dec-03	Sherritt	131	131	0.0%	370	1,148	821	743	211%	122%	101%
17-Oct-03	Sino-Forest	76	76	0.4%	130	636	849	639	388%	552%	391%
7-May-03	Sceptre	14	14	0.1%	15	16	15	18	9%	3%	21%
2-Aug-00	Goldcorp	73	79	7.6%	444	432	393	591	(3)%	(12)%	33%
23-Dec-99	MDS Inc.	38	45	18.4%	142	231	230	292	63%	62%	106%
16-Jun-97	Laidlaw	244	322	32.0%	1,269	1,385	1,200	1,501	9%	(5)%	18%
12-Dec-94	Slater	9	12	29.1%	22	24	27	24	9%	22%	11%
Average				**7.4%**					**55%**	**59%**	**52%**
Average (Ex. Sino-Forest)				**7.9%**					**30%**	**21%**	**26%**

[1] Excludes Sino-Forest.
[2] Some share conversions had zero or minimal changes in the public float of subordinated voting shares (or common shares post-conversion) because the controlling shareholder owned a majority or 100% of the multi-voting shares pre-conversion and continued to be identified as an insider post conversion.

9

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking Review

Summary of Peer Benchmarking Review

We have examined the historical financial and operational performance of Magna versus its peer group

Based on enterprise value and revenue, Magna is one of the largest within the peer group

Historically, Johnson Controls and Lear represented the best comparables for Magna with broad geographic exposure, customer concentration amongst the Big Three and similar product diversification

However, Johnson Control’s business mix has shifted over time, incorporating less automotive exposure and more HVAC, building management and other real estate related services

Lear continues to be a good comparable, although the Company filed under Chapter 11 in July 2009 and emerged on November 9, 2009

Other key comparables include BorgWarner, TRW, Linamar and American Axle

Although product and geographic mix varies by company, these automotive suppliers have similar operational and financial characteristics to Magna

Magna’s financial performance has been strong over the years

Revenue growth in line with best in class peers (JCI, BorgWarner)

Growth in profitability (EBITDA, net income) below sector leaders but above TRW, Lear and American Axle

Magna has experienced margin pressures and profit margins and ROCE are forecast to be below the peer group for 2010E based on analyst consensus

Magna’s exposure to the Big Three is higher than some of its peers, however, it has declined over time and now represents less than 50% of total revenue

Others with significant Big Three exposure include American Axle, Lear and Linamar

In addition, the Company has successfully reduced exposure to North American end markets

CIBC

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Summary of Peer Benchmarking Review (Cont’d)

Magna has historically operated with significantly less leverage than its peer group, carrying a significant net cash position

This has enabled the Company to better navigate the difficulties experienced within the auto sector during 2008 and 2009 The Company is currently trading at a discount to peers based on 2010E and 2011E EBITDA

This is consistent with the historical valuation discount since 1998

CIBC

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Scale and Capital Structure

Scale

Enterprise Value ($ Millions)

$6,094 $5,625 $24,550 $1,612 $3,279 $1,576 $5,645

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

2010E Revenue ($ Millions)

$20,359 $5,177 $33,847 $2,173 $10,871 $2,206 $12,950

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Average Net Debt / EBITDA1

2002 – 2007 Average

Avg2: 1.6x

(0.6)x 1.0x 1.3x 1.5x 2.1x 1.1x 2.3x

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

2010E

Avg2: 1.0x

(0.9)x 0.8x1.0x 2.7x (0.9)x 0.8x 1.3x

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

CIBC

1 EBITDA has been adjusted to exclude unusual and significant items, restructuring costs, goodwill and asset impairment, and any other non-recurring items.

2 Average excludes Magna.

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Growth Rates

Revenue Growth

2002 – 2007 (CAGR)

Avg2: 7. 4%

14.4% 14.3%

11.5% 11.2%

6.7%

2.1%

(1.4)%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

2011E / 2010E Growth

Avg2: 14.2% 19.3% 19.1% 19.7%

11.0%

9.7% 8.7% 8.4%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

EBITDA Growth1

Avg2: 5.0%

11.9% 12.5%

6.5% 8.8%

0.2% (0.6)%

(3.0)%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Avg2: 21.2% 37.2% 27.0% 24.5% 23.4% 20.9% 10.4% 10.9%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Net Income Growth

Avg2: 5.3%

14.0% 15.8%

12.9%

7.1% 2.9%

0.8% (14.5)%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Avg2: 53.2% 128.2%

69.5% 55.0%

43.0%

36.9% 24.6% 31.2%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

CIBC

1 EBITDA has been adjusted to exclude unusual and significant items, restructuring costs, goodwill and asset impairment, and any other non-recurring items.

2 Average excludes Magna.

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Profitability

EBITDA Margin1

Average Margin (2002 – 2007)

Avg2: 10.4%

8.7% 13.8% 7.8% 11.3% 6.1% 14.1% 9.5%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

2010E Margin

Avg2: 10.4%

6.3% 13.0% 7.5% 14.3% 5.7% 13.0% 9.1%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

EBITDA1 less Capex Margin

Avg2: 5.6%

4.5% 8.2% 5.1% 6.8% 3.8% 4.1% 5.6%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Avg2: 6.6%

2.6% 8.0% 5.2% 10.2% 4.2% 5.2% 6.6%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Average ROCE3

Avg2: 12.2%

13.7% 10.8% 15.1% 10.5% 14.0% 13.7% 8.9%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

Avg2: 10.6%

6.5% 8.1% 11.8% 11.6% 10.0% 9.9% 12.3%

Magna BorgWarner Johnson Controls American Axle Lear Linamar TRW

CIBC

1 EBITDA has been adjusted to exclude unusual and significant items, restructuring costs, goodwill and asset impairment, and any other non-recurring items.

2 Average excludes Magna.

3 ROCE defined as return on capital employed (EBIT / Total Assets – Current Liabilities).

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Customers and Markets

Customer Concentration1 (Big Three)

2005

Avg2: 50.6%

64.1% 16.0% 25.0% 91.0% 53.0% 77.0% 41.8%

MGA BWA JCI AXL LEA LNR TRW

2007

Avg2: 40.7%

52.1% 12.0% 0.0% 90.0% 49.4% 68.0% 24.6%

MGA BWA JCI AXL LEA LNR TRW

2009

Avg2: 36.6%

43.8% 12.0% 0.0% 86.0% 38.8% 56.3% 26.7%

MGA BWA JCI AXL LEA LNR TRW

Revenue Breakdown by Geography

2005

3% 9% 19% 18% 34% 9%

41% 46% 41% 4% 12% 9% 55%

56% 45% 40% 78% 54% 91% 36%

MGA BWA JCI AXL LEA LNR TRW

N.A. Europe Asia/Other

2007

5% 13% 23% 19% 40% 13%

41% 52% 38% 5% 15% 13% 57%

54% 34% 40% 76% 45% 86% 30%

MGA BWA JCI AXL LEA LNR TRW

N.A. Europe Asia/Other

2009

11% 16% 25% 24% 51% 3% 17%

41% 56% 36% 7% 20% 17% 58%

48% 28% 39% 69% 29% 80% 26%

MGA BWA JCI AXL LEA LNR TRW

N.A. Europe Asia/Other

CIBC

1 Does not include sales where Big Three sales were disclosed as < 10% of sales.

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Comparable Companies – Trading Multiples

Magna is currently trading at a discount compared to its peers on an EV/EBITDA basis

It is trading more in-line with its peers on a P/E basis

However, on an adjusted capital structure basis, Magna is trading at a discount compared to its peers

TEV/2010E EBITDA

JCI 9.8x Borg 8.3x ArvinMeritor 8.0x Linamar 5.6x Dana 5.5x Lear 5.3x

American

5.2x Axle

TRW

4.8x Automotive

Magna 4.7x

Avg. (Key Comps): 6.5x

TEV/2011E EBITDA

JCI 7.3x Borg 6.7x ArvinMeritor 5.8x

American

4.7x Axle

Linamar 4.6x

TRW

4.3x Automotive

Dana 3.9x Lear 3.8x Magna 3.7x

Avg. (Key Comps): 5.2x

Price/2010E Earnings

Lear 29.1x ArvinMeritor 26.5x Linamar 20.6x Magna 19.5x Borg 17.4x JCI 15.8x

1

Adj. Magna 15.1x

TRW

14.3x Automotive

American

10.2x Axle

Dana NMF

Avg. (Key Comps): 17.9x

Price/2011E Earnings

Borg 12.9x Lear 12.8x Dana 12.7x Linamar 12.4x Magna 12.0x JCI 11.7x

TRW

10.9x Automotive

ArvinMeritor 10.7x

1

Adj. Magna 8.7x

American

7.5x Axle

Avg. (Key Comps): 11.4x

CIBC

Key Comparables

1 Represents Magna’s implied P/E multiple assuming a recapitalized capital structure of 1.0x Net Debt/2010E EBITDA.

Confidential Draft – For Discussion Purposes

III. Peer Benchmarking

Review

Comparable Companies – Capital Structure

Magna has one of the strongest balance sheets in the industry

Not many of the Company’s peers pay dividends

TEV (US$ millions)

JCI $24,550

Magna $6,094

TRW $5,645 Automotive

Borg $5,625 Lear $3,279 Dana $2,725 ArvinMeritor $2,002

American $1,612 Axle

Linamar $1,576

Net Debt/TEV

American

52% Axle

ArvinMeritor 38%

TRW

28% Automotive

Linamar 15% JCI 11% Borg 10% Dana (3)% Lear (18)% Magna (19)%

Net Debt/2010E EBITDA

ArvinMeritor 3.0x

American

2.7x Axle

TRW

1.3x Automotive

JCI 1.0x Borg 0.8x Linamar 0.8x Dana (0.2)x Magna (0.9)x Lear (0.9)x

Dividend Yield

JCI 1.6%

Linamar 1.2%

American

0.0% Axle

ArvinMeritor 0.0%

TRW

0.0% Automotive

Borg 0.0% Dana 0.0% Lear 0.0% Magna 0.0%

CIBC

Key Comparables

Confidential Draft – For Discussion Purposes

IV. Historical Market

Valuation

Historical Performance and Market Valuation

At present the majority of research analysts rely on EV/EBITDA multiples in deriving price targets, with a few using P/E, DCF or some combination of these metrics

A review of historical analyst research suggests that there are a number of factors that have negatively impacted the Company’s valuation

• Corporate governance and multi-voting share structure concerns

• Inefficient balance sheet

• Capital investment in non-automotive ventures

• Big Three concentration

• Concerns regarding compensation levels / the consulting arrangement with the Chairman

From a valuation perspective, the Company has historically traded at a 1.1x multiple discount to the US peers on a trailing basis between 1997 and 20071 and 1.4x on a forward basis between 2001 and 20071

• Magna traded at a 0.9x discount to Linamar on a trailing basis and a 0.2x discount on a forward basis during these same periods Currently, Magna is trading at a 1.9x discount to its key U.S peers and a 0.9x discount to Linamar on EV/2010E EBITDA

1 We have excluded 2008 and 2009 given the difficulties within the auto sector during this period.

Confidential Draft – For Discussion Purposes

CIBC

IV. Historical Market Valuation

Summary of Current Research Ratings & Methodologies

7 1 2 1 2

Valuation Methodology Distribution

EV/EBITDA DCF P/E EV/EBITDA & PE Combination:

EV/EBITDA, P/E, DCF, P/Book, Other

Percentage: 54% 8% 15% 8% 15%

Price Targets and Valuation Methodologies

Broker Price Target Valuation Methodology

CIBC $75.00 - 5.6x 2010E EBITDA, 4.0x 2011E EBITDA

BAS-ML $72.00 - 4.5x avg. of 2010E and 2011E EBITDA estimates Goldman Sachs $57.00 - 11x PE and 4.0x EBITDA estimates (2011E) Deutsche Bank $58.00 - 12x 2011E EPS

RBC Capital Markets $63.00 - 4x F11 EV/EBITDA

Citi $71.00 - 4.4x 2011E EBITDA, 11.5x 2011E P/E, DCF Credit Suisse $62.00 - DCF

J.P.Morgan $68.00 - 11x 2012E EPS

UBS $73.00 - Blended avg. historical multiple of PE; Price/Book and EV/EBITDA BMO Capital Markets $70.00 - 3.8x 2011E EBITDA

Wells Fargo $69.00-$75.00 - 3.6-4.0x 2011E EBITDA GMP $70.00 - 5.5x 2010E EBITDA Genuity $78.00 - 4x NTM EBITDA KeyBanc NA - NA

19 Confidential Draft – For Discussion Purposes

CIBC

IV. Historical Market Valuation

Magna’s Historical Trading Multiple and Discount to Peers

Magna’s Historical Multiple vs. Discount to Peers1

16-Nov-98: Santa Anita Acquisition

31-May-99: Forbearance Agreement

7-Jul-03: MID Spin-Off

Feb ‘07 - May ‘07: Chrysler Acquisition News

May ‘07 - Oct ‘08: Russian Machines Investment in Magna

Apr ‘09 - Nov ‘09: Opel Acquisition Discussions

Jan-97

Jan-98

Jan-99

Jan-00

Jan-01

Jan-02

Jan-03

Jan-04

Jan-05

Jan-06

Jan-07

Jan-08

Jan-09

Jan-10

Magna TEV/LTM EBITDA

8.0x

7.0x

6.0x

5.0x

4.0x

3.0x

2.0x

1.0x

0.0x

120%

100%

80% 60%

40%

20%

0%

(20)%

Magnitude of Discount (%)

Magna Discount to Peers (%)

1 Historical data includes Jan. 1997 to May 2008; data post May 2008 is not meaningful given the difficulties faced in the auto sector in 2008 and 2009.

Confidential Draft – For Discussion Purposes

CIBC 20

IV. Historical Market Valuation Magna Summary Research Commentary

“The stock’s volatility this year has reflected the ebb and flow of investors’ sentiments regarding earnings and investors’ fears that the company would invest capital in non-automotive operations” – CIBC Oppenheimer (August 1998)

“Investors are justifiably concerned about Magna’s allocation of capital to pursue a strategy so far removed from its core automotive business. This strategy has attracted an inordinate amount of negative business press” – Goldman Sachs (October 1999) “Although most industrial manufacturing stocks, particularly auto parts companies, have performed poorly due to concerns about economic growth in 2000, we believe several factors that are unique to Magna have had an additional depressing impact on its share price; namely, a lack of “apples-to-apples” reporting (due to the change in fiscal year) and the rumours of delays in the potential spin-off of MEC” – RBC (November 1999)

“We believe the company would benefit from somewhat greater leverage because this would increase the company’s real return on invested capital. Our conservative price target, therefore, reflects the presently conservative financial structure” – Paine Webber (August 2000)

“Given the company’s ownership structure, where its nonexecutive chairman owns less than 1% of the stock yet controls 75% of the company’s board vote, some investors will never be comfortable owning Magna. But we think negative shareholder sentiment, which probably peaked over the last 18 months, may fade” – JP Morgan (April 2000)

“Over the last five years, the stock has traded at a premium to the comp group; however, the stock sold off after the plans to create new divisions, and the attendant management changes, were announced, and after management gave its more modest outlook for 2001” – Credit Suisse (March 2001)

“Some clients have raised concerns over what some call the “Stronach Risk”. Similar to Ford, Magna is still controlled by the founding family due to a separate class of stock with supra-voting rights” – Deutsche Bank (September 2001)

“Magna’s two-class share structure allows the Stronach Family Trust, with less than 1% of the equity, to control 57.4% of the votes through its ownership of multi-voting B shares. This may cause the shares to trade at a discount to where they otherwise would” – RBC (January 2002) “Given the ongoing corporate governance issues, we expect a discount versus its U.S. peers to persist” – CIBC (October 2002) “Revenues are dependent on the Big Three OEMs, which account for approximately 64% of sales. A business disruption or market share loss at these of other major customers could have an adverse effect on revenues and earnings” – Baird (November 2002)

“The proposed reorganization [spinoff of MID and interest in MEC] is the only proposal on the table and its rejection would mean a return to the status quo; however, from an investor sentiment and corporate governance perspective, if investors believe that the proposed reorganization is a sub-optimal structure and that alternative structures could have surfaced more value, this could weigh on the multiple of Magna stock over the longer term” – BMO (July 2003)

“With the completion of the proposed spin-out of MID, we believe Magna’s multiple could move higher as the valuation discount associated with MEC dissipates” – Baird (August 2003)

1998 1999 2000 2001 2002 2003

Confidential Draft – For Discussion Purposes

CIBC

IV. Historical Market Valuation Magna Summary Research Commentary (Cont’d)

“Magna’s EV/EBITDA multiple is 21% below its US peers. Corporate governance, an arguably inefficient balance sheet and a higher capex/depreciation ratio may be reasons for the discount” – CIBC (February 2004) “The depressed valuation is primarily due to lingering “corporate governance” issues (two classes of stock and management compensation). Currently, the company has proposed the purchase of the publicly traded shares of its majority-owned subsidiaries. We believe this could lead to a higher valuation and improved returns” – Credit Suisse First Boston (May 2004)

“In our opinion, issues such as Magna’s high General Motors and Ford SUV exposure, ongoing margin pressure, and investor concern about the ownership structure justify a risk premium. We also see a continued discount if the forbearance agreement is not renewed next year, as we expect” – Goldman Sachs (September 2005)

“We believe Magna’s depressed valuation reflects corporate governance issues (two classes of stock, management compensation and risk of investing in non-automotive businesses), but that the business fundamentals could justify a higher multiple” – Baird (May 2005)

“Magna generates the bulk of its profits from the North American operations, which are overly reliant on Ford, GM and Chrysler. Magna’s dependence on the Big 3 is an ongoing risk to the company’s medium - and long-term growth prospects” – UBS (March 2006) “Additional accretive acquisitions could suggest a return to material earnings growth at Magna and could result in investors applying a higher valuation multiple to the company’s shares or attribute additional value to Magna’s current cash position (currently at $1.5 billion)” – CIBC (May 2006)

“We expect that diversification away from North American Detroit Three business, continued execution, and improving corporate governance should drive improved valuation levels over the next year” – Citi (September 2007) “Magna’s valuation has traded to levels as low as 4.0x EBITDA due to concerns that large cash balances would not be deployed. We believe the shares are unlikely to decline to this level again going forward as the new NCIB and potential new investment announcements in Russia now suggest that these significant cash balances will likely be deployed over the next few years” – CIBC (November 2007) “Magna’s customer base is highly concentrated in the Big Three auto makers; The Big 3 account for 85% of Magna’s NA sales. Therefore, significant risk to both the upside and downside can emerge as a result of major changes to production on key programs at GM and Ford, such as the GMT-900 and F-Series” – Deutsche Bank (March 2008) “Magna continues to trade at a significant discount to its peers on an earnings basis and on an EV-to-trailing EBITDA basis. Although this is somewhat reflective of Magna’s inefficient capital structure, we believe the valuation discount is too wide” – CIBC (January 2008) “Some investors have argued that Magna’s favourable balance sheet, disciplined use of capital and world class manufacturing capabilities should justify a lower discount relative to peers” – CIBC (November 2009) “We believe there are several key risks to our upgrade, including 1) OPEL acquisition becoming a future cash drain ….; 2) 20%+ revenue exposure to GM and Chrysler in NA …; and 3) 45% exposure to Europe which we believe will lag recovery in NA” – Bank of America/Merrill Lynch (July 2009)

“We also believe it is important to note that the planned purchase of Opel was officially terminated yesterday, which should relieve an overhang on the stock” – Bank of America/Merrill Lynch (November 2009)

“We believe that investors will need to see evidence of a dedicated focus on improving profitability before eliminating the discount on MGA stock – a task we believe will take at least a year to show results” – RBC (December 2009) “Despite this very small economic interest in MGA (<1%), the Stronach family trust controls 66% of MGA shareholder votes. There is currently no plan to convert MGA shares into a single voting class, a contributing factor, we believe, to MGA stock valuation discount relative to peers” – RBC (December 2009)

2004 2005 2006 2007 2008 2009

Confidential Draft – For Discussion Purposes

CIBC

IV. Historical Market Valuation

Historical Valuation for Magna and Comparable Companies

Historical TEV / LTM EBITDA

Average

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 ‘97-‘07

JCI 5.7x 6.2x 6.3x 4.6x 5.6x 6.2x 6.1x 7.3x 7.1x 9.5x 10.5x 6.8x

Lear 6.4x 6.6x 6.7x 4.4x 4.3x 5.1x 4.9x 5.2x 4.8x 5.1x 5.2x 5.3x Borg 5.8x 5.6x 6.5x 4.6x 5.1x 6.3x 5.9x 6.5x 6.9x 6.6x 8.8x 6.2x

American Axle1 N/A N/A 6.8x 3.9x 4.3x 5.6x 4.5x 4.6x 4.5x 5.1x 7.6x 5.2x

TRW2 N/A N/A N/A N/A N/A N/A N/A 4.9x 4.4x 4.4x 5.3x 4.8x

U.S. Comparables Average 6.0x 6.1x 6.6x 4.4x 4.8x 5.8x 5.3x 5.7x 5.6x 6.1x 7.5x 5.7x

Magna 6.0x 6.2x 5.1x 3.2x 3.6x 4.0x 4.3x 4.7x 4.3x 4.2x 4.9x 4.6x

Magna Discount to U.S. Comparables (0.0)x 0.1x (1.5)x (1.2)x (1.3)x (1.8)x (1.0)x (1.1)x (1.3)x (1.9)x (2.6)x (1.1)x

Linamar 8.0x 8.2x 7.1x 4.5x 4.6x 4.3x 4.5x 5.3x 4.7x 4.0x 5.1x 5.5x

Magna Discount to Linamar (2.0)x (2.0)x (2.0)x (1.4)x (1.0)x (0.3)x (0.1)x (0.7)x (0.5)x 0.2x (0.2)x (0.9)x

TEV / LTM EBITDA

0x 2x 4x 6x 8x 10x 12x 14x

Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07

Magna JCI Lear Borg American Axle TRW Linamar

Source: Public disclosure and Bloomberg Financial Markets.

1 American Axle completed its initial public offering on Jan. 28, 1999.

2 TRW completed its initial public offering on Feb. 2, 2004.

Confidential Draft – For Discussion Purposes

CIBC

IV. Historical Market Valuation

Historical Valuation for Magna and Comparable Companies (Cont’d)

Historical TEV / 1-Year Forward EBITDA

Average

2001 2002 2003 2004 2005 2006 2007 ‘01-‘07 Current

JCI 5.5x 5.9x 5.8x 6.7x 6.8x 8.8x 9.9x 7.1x 9.8x Lear 4.8x 5.2x 5.0x 5.2x 5.5x 4.8x 5.1x 5.1x 5.3x Borg 5.6x 5.7x 5.3x 5.9x 5.9x 6.2x 7.9x 6.1x 8.3x American Axle 4.9x 5.1x 4.3x 4.5x 5.0x 5.0x 4.9x 4.8x 5.2x TRW1 N/A N/A N/A 4.6x 4.5x 4.6x 5.2x 4.8x 4.8x

U.S. Comparables Average 5.2x 5.5x 5.1x 5.4x 5.5x 5.9x 6.6x 5.6x 6.7x Magna 3.7x 3.9x 4.5x 4.4x 4.1x 4.1x 4.4x 4.2x 4.7x Magna Discount to U.S. Comparables (1.5)x (1.6)x (0.7)x (1.0)x (1.4)x (1.8)x (2.2)x (1.4)x (1.9)x

Linamar 4.9x 4.2x 4.2x 4.6x 4.2x 3.9x 4.9x 4.4x 5.6x

Magna Discount to Linamar (1.2)x (0.4)x 0.3x (0.2)x (0.1)x 0.1x (0.5)x (0.2)x (0.9)x

TEV / 1-Year Forward EBITDA

12x 10x 8x 6x 4x 2x 0x

Apr-01 Apr-02 Apr-03 Apr-04 Apr-05 Apr-06 Apr-07

Magna JCI Lear Borg American Axle TRW Linamar

Source: Public disclosure, Bloomberg Financial Markets and Capital IQ. Note: As of May 4, 2010.

1 TRW completed its initial public offering on Feb. 2, 2004.

Confidential Draft – For Discussion Purposes

CIBC

V. Shareholder Analysis

Shareholder Observations

The Company’s top 20 institutional investors control ~50% of the total shares outstanding

• Top investors include McLean Budden, Tradewinds Global Investors and Capital Research Global Investors

The majority of the Company’s institutional shareholder base is Canadian, with U.S. investors comprising the second largest investor group

• North America comprises 94.3% of the institutional investor base

“Core Value” represents the most dominant style of fund within the Company’s shareholder base

• Represents ~45% of institutional investors

• “GARP” and “Core Growth” investors represent the next largest fund styles with 17.0% and 15.8%, respectively, of the institutional investor base

Within the universe of auto supplier investors, the majority of the top 20 institutional investors in Johnson Controls, BorgWarner and TRW do not maintain significant ownership positions in Magna

• Fidelity Management & Research, Capital World Investors and Capital Research Global Investors maintain positions greater than $50 million in Magna

CIBC

Confidential Draft – For Discussion Purposes

V. Shareholder Analysis

Magna Shareholders

Current Shareholders

Institution	Position (000)	% S/O	Style
McLean Budden Ltd.	7,575	6.7%	Core Growth
Tradewinds Global Investors, LLC	6,095	5.4%	Core Value
Capital Research Global Investors	4,510	4.0%	Core Value
Pzena Investment Management, LLC	4,270	3.8%	Core Value
Hamblin Watsa Investment Counsel Ltd.	3,465	3.1%	GARP
BlackRock Asset Management Canada Limited	3,390	3.0%	Index
RBC Asset Management, Inc.	2,932	2.6%	Core Value
Capital World Investors	2,575	2.3%	Core Value
Phillips, Hager & North Investment Management Ltd.	2,495	2.2%	GARP
Goodman & Company, Investment Counsel	2,475	2.2%	GARP
CIBC Global Asset Management Inc.	1,960	1.7%	Core Value
Letko, Brosseau & Associates Inc.	1,913	1.7%	Deep Value
Harris Investment Management, Inc.	1,805	1.6%	Core Value
TD Asset Management Inc.	1,775	1.6%	Index
Connor, Clark & Lunn Investment Mgmt., Ltd.	1,750	1.6%	Core Value
Tetrem Capital Management Ltd.	1,690	1.5%	Core Value
GWL Investment Management Ltd.	1,555	1.4%	Core Growth
Brandes Investment Partners, LP	1,440	1.3%	Core Value
BlackRock Institutional Trust Company, N.A.	1,340	1.2%	Index
TD Securities, Inc.	1,245	1.1%	Broker-Dealer
Top 20 Shareholders	**56,255**	**49.9%**	
Other Institutional Investors	**29,464**	**26.1%**	
Total Institutional Investors	**85,719**	**76.0%**	
Retail Investors	**19,220**	**17.0%**	
Insiders, Class B Shares, DPSP, Subsidiaries	**7,825**	**6.9%**	
Total Shares Outstanding	**112,764**	**100.0%**	

Institutional Investors by Fund Style


44.6%
17.0%
15.8%
9.2%
4.9%
2.2%
1.8%
1.2%
1.1%
0.7%
0.3%
0.6%
0.2%
0.4%
Core Value
GARP
Core Growth
Index
Deep Value
Broker-Dealer
Growth
Hedge Fund
Yield
Income Value
Equity Hedge
Momentum
Specialty
Global Hedge

Institutional Investors by Geography


51.3%
43.0%
2.2%
0.9%
0.8%
0.8%
0.5%
0.6%
0.0%
0.1%
Canada
United States
UK
Norway
Netherlands
Germany
Tokyo
Scotland
Switzerland

CIBC

Source: Thomson Reuters as provided by the Company.

26

Confidential Draft – For Discussion Purposes

V. Shareholder Analysis

Significant Investors in Auto Suppliers

- The institutions listed below are the largest investors in Johnson Controls, BorgWarner and TRW
  - These investors are under represented in Magna

Top 20 Institutional Investors in Auto Suppliers

		US$ millions							
Holder Name	Geography	Johnson	Borg	TRW	Total	# Held	% of Combined Mkt Cap	Magna	% of MGA Mkt Cap
Fidelity Management & Research	United States	$1,489	$310	$434	**$2,233**	**3**	**6.93%**	**$53**	**0.72%**
Capital World Investors	United States	$2,200	$0	$0	**$2,200**	**1**	**6.83%**	**$163**	**2.23%**
Capital Research Global Investors	United States	$1,797	$0	$0	**$1,797**	**1**	**5.58%**	**$286**	**3.90%**
AllianceBernstein LP	United States	$768	$7	$128	**$903**	**3**	**2.81%**	**$3**	**0.05%**
Wellington Management Co. LLP	United States	$136	$13	$446	**$595**	**3**	**1.85%**	**$29**	**0.39%**
Transamerica Investment Management LLC	United States	$292	$237	$0	**$529**	**2**	**1.64%**	**$0**	**0.00%**
Northern Trust Investments	United States	$396	$44	$8	**$448**	**3**	**1.39%**	**$16**	**0.22%**
JPMorgan Asset Management, Inc.	United States	$417	$0	$2	**$420**	**3**	**1.30%**	**$0**	**0.00%**
Goldman Sachs Asset Management LP	United States	$357	$21	$24	**$402**	**3**	**1.25%**	**$3**	**0.05%**
Pioneer Investment Management, Inc.	United States	$259	$113	$0	**$372**	**2**	**1.15%**	**$0**	**0.00%**
T. Rowe Price Associates, Inc.	United States	$104	$92	$112	**$308**	**3**	**0.96%**	**$8**	**0.11%**
Institutional Capital LLC	United States	$297	$0	$0	**$297**	**1**	**0.92%**	**$0**	**0.00%**
Artisan Partners LP	United States	$114	$181	$0	**$295**	**2**	**0.92%**	**$0**	**0.00%**
Jennison Associates LLC	United States	$271	$0	$0	**$271**	**1**	**0.84%**	**$0**	**0.00%**
Franklin Advisers, Inc.	United States	$180	$54	$0	**$234**	**2**	**0.73%**	**$14**	**0.19%**
TPG-Axon Capital	United States	$0	$227	$0	**$227**	**1**	**0.71%**	**$0**	**0.00%**
Bank of New York Mellon Asset Management	United States	$180	$26	$12	**$218**	**3**	**0.68%**	**$18**	**0.24%**
TIAA-CREF Asset Management LLC	United States	$153	$32	$24	**$209**	**3**	**0.65%**	**$30**	**0.42%**
UBS Global Asset Management	United States	$21	$171	$0	**$192**	**3**	**0.60%**	**$3**	**0.04%**
Columbia Management Advisors, Inc.	United States	$43	$132	$1	**$176**	**3**	**0.55%**	**$0**	**0.00%**

Source: Lionshares for peer group and Thomson Reuters for Magna as provided by the Company.

Note: Excludes Blackstone Corporate Private Equity which has an ownership position in TRW and Index investors (i.e. BlackRock Global Investors, State Street Global Advisors and Vanguard Group).

CIBC

27

Confidential Draft – For Discussion Purposes

VI. Review of Proposal

Collapse of Class B Shares – Pro Forma Impact Sensitivity

- Analysis is based on the following assumptions:
  - 2011E EBITDA and EPS estimates based on analyst consensus[1]
  - Assumes on conversion, consideration to S.T. in exchange for 0.7 million Class B shares would be:
    - C$300 million in cash, funded from Magna's current cash balance
    - 9.0 million Class A shares

Value Implications of Collapse of Class B Shares

(C$ millions)	Current	Pro Forma				
Current TEV / 2011E EBITDA	3.7x	3.7x	3.7x	3.7x	3.7x	3.7x
Add: EBITDA Multiple Change	0.0x	0.3x	0.5x	0.8x	1.3x	1.8x
Pro Forma TEV / 2011E EBITDA	**3.7x**	**4.0x**	**4.2x**	**4.5x**	**5.0x**	**5.5x**
2011E EBITDA	$1,672	$1,672	$1,672	$1,672	$1,672	$1,672
Implied Enterprise Value	**$6,239**	**$6,687**	**$7,081**	**$7,522**	**$8,358**	**$9,194**
Less: Pro Forma Net Debt (Cash)[2]	$1,182	$882	$882	$882	$882	$882
Implied Equity Value	**$7,422**	**$7,569**	**$7,964**	**$8,405**	**$9,241**	**$10,076**
Pro Forma Shares Outstanding - FD[3]	113.3	121.6	121.6	121.6	121.6	121.6
Implied Equity Value per Share	**$65.50**	**$62.25**	**$65.50**	**$69.13**	**$76.00**	**$82.88**
Accretion (Dilution) to Current Share Price - $	**N/A**	**$(3.25)**	**$0.00**	**$3.63**	**$10.50**	**$17.38**
Accretion (Dilution) to Current Share Price - %	**N/A**	**(5.0)%**	**0.0%**	**5.5%**	**16.0%**	**26.5%**
Implied 2011E P/E	**12.0x**	**12.2x**	**12.9x**	**13.6x**	**14.9x**	**16.3x**
Implied Adjusted 2011E P/E[4]	**8.7x**	**9.2x**	**9.9x**	**10.7x**	**12.2x**	**13.7x**

1 Analyst consensus based on Bloomberg Financial Markets.
2 Currently Magna has C$183 million of debt and C$1,366 million of cash on the balance sheet. Pro Forma Cash assumes the C$300 million paid to S.T. will be paid using cash from the balance sheet.
3 Currently Magna has 113.3 million of fully diluted Class A/B shares outstanding. Pro Forma shares outstanding assumes the 0.7 million Class B are cancelled and an incremental 9.0 million Class A are issued.
4 Represents Magna's implied P/E multiple assuming a current recapitalized capital structure of 1.0x net debt/2010E EBITDA (represents pro forma leverage of 1.2x net debt/2010E EBITDA).

28

Confidential Draft – For Discussion Purposes

VI. Review of Proposal

Sensitivity Analysis – Transaction Terms

The tables below illustrate sensitivities to share dilution and value to the Stronach Trust to number of shares issued and cash consideration

% Share Dilution

Cash Offered (C$ millions)

Shares Offered (millions) $0 $50 $100 $150 $200 $250 $300

3 2.0% 2.7% 3.4% 4.1% 4.7% 5.4% 6.1%

4 2.9% 3.6% 4.3% 4.9% 5.6% 6.3% 7.0%

5 3.8% 4.5% 5.1% 5.8% 6.5% 7.2% 7.9%

6 4.7% 5.4% 6.0% 6.7% 7.4% 8.1% 8.7%

7 5.6% 6.2% 6.9% 7.6% 8.3% 9.0% 9.6%

8 6.5% 7.1% 7.8% 8.5% 9.2% 9.8% 10.5%

9 7.3% 8.0% 8.7% 9.4% 10.1% 10.7% 11.4%

Value to Stronach Trust1,2 (C$ millions)

Cash Offered (C$ millions)

Shares Offered (millions) $0 $50 $100 $150 $200 $250 $300

3 $149 $199 $249 $299 $349 $399 $449

4 $214 $264 $314 $364 $414 $464 $514

5 $280 $330 $380 $430 $480 $530 $580

6 $345 $395 $445 $495 $545 $595 $645

7 $411 $461 $511 $561 $611 $661 $711

8 $476 $526 $576 $626 $676 $726 $776

9 $542 $592 $642 $692 $742 $792 $842

CIBC

1 Assumes current share price for the additional shares offered.

2 Excludes changes to the Chairman’s compensation.

Confidential Draft – For Discussion Purposes

VI. Review of Proposal

Sensitivity Analysis – Transaction Terms (Cont’d)

The tables below illustrate share price and dilution sensitivities to consideration offered and pro forma trading multiple

Pro Forma Implied Equity Value per Share

Pro Forma TEV / 2011E EBITDA

3.73x 3.98x 4.23x 4.48x 4.73x 4.98x 5.23x 5.48x

TEV / EBITDA Multiple Change

Cash & Shares Offered

Share Dilution

0.00x 0.25x 0.50x 0.75x 1.00x 1.25x 1.50x 1.75x

9.0mm/$300mm 11.4% $58.58 $62.01 $65.45 $68.89 $72.32 $75.76 $79.20 $82.64

8.0mm/$250mm 9.8% $59.48 $62.94 $66.41 $69.87 $73.34 $76.80 $80.27 $83.74

7.0mm/$200mm 8.3% $60.39 $63.89 $67.38 $70.88 $74.37 $77.87 $81.36 $84.85

6.0mm/$150mm 6.7% $61.32 $64.85 $68.37 $71.89 $75.42 $78.94 $82.47 $85.99

5.0mm/$100mm 5.1% $62.27 $65.82 $69.38 $72.93 $76.49 $80.04 $83.59 $87.15

4.0mm/$50mm 3.6% $63.23 $66.82 $70.40 $73.99 $77.57 $81.16 $84.74 $88.32

3.0mm/$0mm 2.0% $64.21 $67.83 $71.44 $75.06 $78.67 $82.29 $85.91 $89.52

Accretion (Dilution) to Current Share Price

Pro Forma TEV / 2011E EBITDA

3.73x 3.98x 4.23x 4.48x 4.73x 4.98x 5.23x 5.48x

TEV / EBITDA Multiple Change

Cash & Shares Offered

Share Dilution

0.00x 0.25x 0.50x 0.75x 1.00x 1.25x 1.50x 1.75x

9.0mm/$300mm 11.4% (10.6)% (5.3)% (0.1)% 5.2% 10.4% 15.7% 20.9% 26.2%

8.0mm/$250mm 9.8% (9.2)% (3.9)% 1.4% 6.7% 12.0% 17.3% 22.6% 27.8%

7.0mm/$200mm 8.3% (7.8)% (2.5)% 2.9% 8.2% 13.5% 18.9% 24.2% 29.5%

6.0mm/$150mm 6.7% (6.4)% (1.0)% 4.4% 9.8% 15.1% 20.5% 25.9% 31.3%

5.0mm/$100mm 5.1% (4.9)% 0.5% 5.9% 11.3% 16.8% 22.2% 27.6% 33.1%

4.0mm/$50mm 3.6% (3.5)% 2.0% 7.5% 13.0% 18.4% 23.9% 29.4% 34.8%

3.0mm/$0mm 2.0% (2.0)% 3.6% 9.1% 14.6% 20.1% 25.6% 31.2% 36.7%

CIBC

Confidential Draft – For Discussion Purposes

VI. Review of Proposal

Additional Considerations

Based on precedent share reorganizations, shareholders of Magna could potentially realize several benefits by collapsing the dual class share structure

Increased Liquidity

The public float of the share conversion precedents increased by an average of 7.9%1

The average daily trading volume1 increased by 30%, 21%, and 26% for the 3-month, 6-month, and 1-year period post announcement, respectively, compared to that for the 1-year period pre-announcement

Broaden Shareholder Base

There are a significant number of institutions that are invested in the peer group but do not have meaningful investments in Magna

• Could demonstrate interest in Magna following the reorganization

Certain institutions tend not to invest in companies with dual-class share structures

Potentially Reduced Multiple Discount vs. Peers

Magna is currently trading at a 1.6x and 0.8x TEV/EBITDA discount to its key U.S. peers and Linamar, respectively, on a TEV/2011E EBITDA basis

Although there are many factors that influence trading multiples, analyst commentary does indicate that concerns regarding Magna’s multiple voting share structure has been a factor contributing to Magna’s discount vs. peers

CIBC

1 Excludes Sino-Forest.

Confidential Draft – For Discussion Purposes